                                                     Pursuant to Rule 424(b)(3)
                                                             File No. 333-72404

                       Gen-Net Lease Income Trust, Inc.
                    A Real Estate Investment Trust Offering

                                  $25,000,000

                       2,500,000 SHARES OF COMMON STOCK
                               $10.00 PER SHARE

                Supplement to Prospectus Dated October 10, 2002

                               -----------------

                        ATTENTION PROSPECTIVE INVESTORS

                               -----------------

   The statements in this Supplement should be read carefully and considered in connection with your review of the prospectus, the receipt of which must precede or accompany this Supplement.

   1. Since issuing the prospectus, Gen-Net's Directors have approved a property purchase as described below. The following information supplements the description of Gen-Net's properties throughout the prospectus.

Property Acquisition.

   Federal Express Corporation Distribution Center, Harahan, Louisiana.

   Description. On December 2, 2002, Gen-Net's Board of Directors unanimously approved entering into a contract to purchase the real estate and improvements located at 6371 Humphreys Street, Harahan, Louisiana. The property consists of a 4.98 acre, rectangular shaped parcel. The improvements consist of a single-story 70,707 square foot warehouse. The property is presently leased to Federal Express Corporation, pursuant to a long-term Net Lease (the "Federal Express Lease"). Federal Express operates a warehouse/distribution center from the property. Federal Express is a publicly held company. The Board of Directors has reviewed the publicly available financial statements of Federal Express and determined that Federal Express meets all of the Company's established criteria with respect to the creditworthiness of prospective tenants, as described in the prospectus.

   Lease Information. The Federal Express Lease is for an initial term of 15 years and will expire on February 29, 2016. The tenant has the option to renew the lease for two additional terms of five years each. The base annual minimum rent during the initial term of the lease is $363,440.28. The tenant is responsible for the improvement and maintenance of all interior spaces, as well as installation and maintenance of water heaters, heating, ventilation and air-conditioning units, and basic life safety features. The tenant also pays all real estate

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taxes on the property as well as utilities. Gen-Net believes that the property is maintained in good condition and that the insurance policies presently in effect adequately cover the replacement costs of the property and any personal liability losses which the tenant may sustain.

   Terms of Acquisition. The aggregate purchase price of the property is $4,260,000. The purchase is subject to a 75% loan to value mortgage with Nomura Capital. Gen-Net is borrowing $3,200,000 from Nomura Capital to purchase the property. The loan has a 7 year term. Monthly payments are amortized on a 27 year schedule, with a balloon payment due at the end of the 7 year loan term. The loan carries a 5.70% fixed interest rate. The transaction is set to close on December 20, 2002, with closing contingent on Gen-Net's raising the minimum amount in the offering.

   Competitive Conditions. Although Federal Express has substantial direct competition in the expedited delivery business, there is no competition in close proximity to the property, which is linked directly to New Orleans International Airport.

   Pro-Forma Financial Information. The tables attached to this supplement as Exhibit A present unaudited pro-forma financial information for Gen-Net, giving effect to the acquisition of the property described above.

   2. The fourth sentence of the second paragraph and the third paragraph under the heading "CONFLICTS OF INTEREST--Competition for the Time and Services of Directors, Officers, Genesis and the Bartons" on page 16 of the prospectus are deleted in their entireties and are replaced by the following language:

      "Gen-Net's Board of Directors and Genesis have a written agreement that, in the event that an investment opportunity becomes available which is suitable for both Gen-Net and another Genesis Affiliate, for which both entities have sufficient uninvested funds, then the entity which has had the largest period of time elapse since it was offered an investment opportunity will first be offered the investment opportunity. In determining whether or not an investment opportunity is suitable for more than one program, Genesis and its Affiliates will examine such factors, among others, as the cash requirements of each program, the effect of the acquisition both on diversification of each program's investments by types of properties and geographic area, and on diversification of the tenants of its properties (which also may affect the need for one of the programs to prepare or produce audited financial statements for a property or a tenant), the anticipated cash flow of each program, the site of the investment, the amount of funds available to each program, and the length of time such funds have been available for investment. If a subsequent development, such as a delay in the closing of a property or a delay in the construction of a property, causes any such investment, in the opinion of Genesis and its Affiliates, to be more appropriate for an entity other than the entity which committed to make the investment, however, Genesis has the right to agree that the other Affiliate may make the investment."

   "The Bartons, who control Genesis, hold no positions or offices with Gen-Net."

   3. Footnote (1) to the ESTIMATED USE OF PROCEEDS table on page 19 of the prospectus is revised to include the following language:

      "Gen-Net may also enter into wholesaling arrangements with other NASD-member broker-dealers to assist in marketing the shares. Wholesalers will be paid compensation of up to 1%. They will also be reimbursed for out-of-pocket expenses. Compensation to wholesalers is not part of the compensation paid to Investors Capital or Selected Dealers."

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   4. The table on pages 35 and 36 of the prospectus are revised as follows:

   a. Under the ACQUISITION STAGE heading, the discussion of Acquisition Fees under the subheading Method of Compensation is deleted in its entirety and replaced with the following language: "Genesis (or other third party acting on behalf of Gen-Net) may receive a fee of up to 1% of the property purchase price." The second sentence in the discussion of Acquisition Expenses under the subheading Method of Compensation is deleted in its entirety and replaced with the following language: "Total Acquisition Fees and Acquisition Expenses will not exceed 4% of the property purchase price."

   b. Under the LIQUIDATION STAGE heading, the discussion of Disposition Fees under the subheading Method of Compensation is deleted in its entirety and replaced with the following language: "Genesis (or other third party acting on behalf of Gen-Net) will receive a fee of up to 3% of the property sale price. In no event will the amount paid to Genesis, when added to the sums paid to unaffiliated parties upon the disposition of a property, exceed the lesser of a competitive real estate commission or 4% of the property sale price."

   5. The table of prior programs on page 37 of the prospectus is deleted in its entirety and replaced by the following:

                                      No. of
                                    Properties Type of
          Name of Program           Purchased  Property  Location     Method of Financing
          ---------------           ---------- -------- ---------- -------------------------
Fixed Income Series 1(1)...........     0       Office      TX     Properties under Contract
Fixed Income Series 2..............     2       Office    IL, MA   Cash/Mortgage
Fixed Income Series 3..............     6       Office  CA, OH, TX Cash/Mortgage
Fixed Income Series 4..............     6       Office      TX     Cash/Mortgage
Fixed Income Series 5..............     2       Office      TX     Cash/Mortgage
Corporate/Government Series 1......     4       Office      TX     Cash/Mortgage
Corporate/Government Series 2......     2       Office    TX, VA   Cash/Mortgage
Federal Government & US Post Office
  Series 1.........................     2       Office    IL, TX   Cash/Mortgage
Fixed Income Series 9..............     2       Office    HI, TX   Cash/Mortgage
Fixed Income Series 10.............     2       Office    MO, NJ   Cash/Mortgage
Fixed Income Series 11.............     1       Office      AZ     Cash/Mortgage
Fixed Income Series 12.............     2       Office    TX, NM   Cash/Mortgage
Fixed Income Series 14.............     2       Office    IL, TX   Cash/Mortgage
Fixed Income Series 15.............     0       Office      WI     Properties under Contract
Fixed Income Series 16.............     0       Office      PA     Properties under Contract
Genesis 10% Bonds(2)...............     0          N/A     N/A     N/A
Genesis Series Bonds...............     0          N/A     N/A     N/A
Growth and Income Series I.........     0          N/A     N/A     N/A

--------
(1) Two properties were purchased by this program and sold in 1999. Of the $1,500,547 raised, $1,120,703 was liquidated to investors. The remaining balance remains held by the program for future investment.
(2) Includes both Bond G9 and Bond G1 programs which are separately listed in Tables I, II and III of the Prior Performance Tables attached as Exhibit B to this prospectus.

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   6. Listed below opposite the names of the prior programs listed in the table on page 37 of the prospectus, as replaced by the information in 5 above, are the abbreviations used for the programs in the Prior Performance Tables included as Exhibit B to the prospectus:

Fixed Income Series 1....................... UITFX1 or UIT Fixed Income I
Fixed Income Series 2....................... UITFX2 or UIT Fixed Income II
Fixed Income Series 3....................... UITFX3 or UIT Fixed Income III
Fixed Income Series 4....................... UITFX4 or UIT Fixed Income IV
Fixed Income Series 5....................... UITFX5 or UIT Fixed Income V
Corporate/Government Series 1............... UITCG1 or UIT Fixed Income CGI
Corporate Government Series 2............... UITCG2 or UIT Fixed Income CGII
Federal Government & US Post Office Series 1 UITFGPO
Fixed Income Series 9....................... UITFX9 or UIT Fixed Income IX
Fixed Income Series 10...................... UITFX10 or UIT Fixed Income X
Fixed Income Series 11...................... UITFX11 or UIT Fixed Income XI
Fixed Income Series 12...................... UITFX12 or UIT Fixed Income XII
Fixed Income Series 14...................... UITFX14 or UIT Fixed Income XIV
Fixed Income Series 15...................... UITFX15 or UIT Fixed Income XV
Fixed Income Series 16...................... UITFX16 or UIT Fixed Income XVI
Genesis 10% Bonds........................... Bond G1 and Bond G9
Genesis Series Bonds........................ Bond G3/G5
Growth and Income Series 1.................. UITGI1 or UIT Growth and Income Series I

   7. On page 53 of the prospectus, the third sentence of the third paragraph is deleted in its entirety and replaced with the following: "Investors Capital will receive a managing underwriter fee of 1.5% of the gross proceeds from the sale of shares and .25% for due diligence expenses."

   8. On page 54 of the prospectus, the second sentence of the fourth paragraph under the heading "MANAGEMENT'S DISCUSION AND ANALYSIS OF GEN-NET'S FINANCIAL CONDITION" is deleted in its entirety and replaced with the following:
"Effective August 30, 2002, the loans payable described in Notes 3 and 5 to the financial statements were converted by Genesis into equity in exchange for the issuance of 10,346 additional shares of Gen-Net common stock at the same $10.00 per share price to be paid by investors."

   9. Table II of the Prior Performance Tables included as Exhibit B to the prospectus is revised as follows:

      a. Under the "Bond G9" column on page 69, the "Dollar amount raised (100%)"line is revised to state "$2,500,000."

      b. Under the UITFX1" column on page 70, the "Dollar amount raised (100%)" line is revised to state "$1,500,547."

      c. The column on page 72 titled "UIT Fixed Income VIII" is revised to state "UITFGPO."

      d. The information on "UITGI1" set forth in Exhibit B to this supplement is inserted to follow the last column on page 74.

Dated as of December 16, 2002.

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                                   EXHIBIT A

          SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA INFORMATION

                                                                        Pro Forma                  Pro Forma
                                                                           As                         As
                                                        Historical     Adjusted(1)  Historical    Adjusted(1)
                                                     ----------------- ----------- ------------   -----------
                                                                                   For the eight months ended
                                                        Year ended December 31,           August 31,
                                                     ----------------------------  -----------------------
                                                                                         (unaudited)
                                                     1999 2000  2001      2001     2001    2002      2002
                                                     ---- ---- ------- ----------- ----   ------- -----------
Rental income....................................... $--  $--  $    --  $ 363,440  $--    $    --  $ 242,294
                                                     ---  ---  -------  ---------  ---    -------  ---------
Depreciation........................................  --   --       --    101,137   --         --     67,425
                                                     ---  ---  -------  ---------  ---    -------  ---------
Income from operations..............................  --   --       --    262,303   --         --    174,869
                                                     ---  ---  -------  ---------  ---    -------  ---------
Other Income (Expense)
   Dividend income..................................  --   --    1,340      1,340   --         93         93
   Interest expense.................................  --   --       --   (166,094)  --         --   (119,224)
                                                     ---  ---  -------  ---------  ---    -------  ---------
   Total other income (expense).....................  --   --    1,340   (164,754)  --         93   (119,131)
                                                     ---  ---  -------  ---------  ---    -------  ---------
Income before taxes.................................  --   --    1,340     97,549   --         93     55,738
Income taxes........................................  --   --      725         --   --         51         --
                                                     ---  ---  -------  ---------  ---    -------  ---------
Net income(loss).................................... $--  $--  $   615  $  97,549  $--    $    42  $  55,738
                                                     ===  ===  =======  =========  ===    =======  =========
Net income(loss) per share.......................... $--  $--  $   .06  $     .31  $--    $   .00  $     .18
                                                     ===  ===  =======  =========  ===    =======  =========
Weighted Average Number of Common Shares Outstanding  --   --   10,000    310,000   --     10,000    310,000
                                                     ===  ===  =======  =========  ===    =======  =========

                                                      August 31, 2002
                                                   ----------------------
                                                               Pro Forma
                                                   Historical As Adjusted
                                                   ---------- -----------
       Balance Sheet Data:
          Working capital.........................  $(58,495) $1,731,099
          Total assets............................   262,612   6,317,208
          Long-term debt, net of current portion..        --   3,061,002
          Shareholders' equity....................   204,117   3,146,747

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(1) Proforma to reflect (i) as if sale of the minimum number of shares under this offering which was 300,000 shares of common stock was sold and application of net proceeds therefrom as if it had occurred at January 1, 2001 (additional shares will be sold) and the Company became a REIT at that time, therefore there are no income taxes shown (ii) an acquisition of a building for $4,382,600 (closing costs included) which has a Net Lease of $363,440 per year (same as prior owner's lease) through February 29, 2016 with two five year renewal options, the purchase used $1,182,600 from sale of shares and $3,200,000 from a mortgage at 5.70% annual interest rate, with a seven year term and twenty-seven year amortization, the purchase and mortgage are as if they occurred Janaury 1, 2001 (iii) as if the building is depreciated over thirty-nine years with a cost for the building of $3,944,340 and the remaining cost being attributed to land. The Proforma finaincial information is unaudited and may not be indicutive of the results that actually would have occurred if the acquisition had occurred January 1, 2001.

                                      A-1

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                                   EXHIBIT B

                                   Table II
                            Compensation to Sponsor
                             (Unaudited statement)

                                                                                       UITGI1
                                                                                       ------
Date offering commenced.............................................................     5/97
Dollar amount raised (100%)......................................................... $121,000
   Amount paid to sponsor from proceeds of offering:
   Offering Expenses................................................................ $ 13,310
   Underwriting fees................................................................ $      0
   Acquisition fees:
       Real estate commissions...................................................... $      0
       Advisory fees................................................................ $      0
       Other (identify and quantify)................................................ $      0
   Other............................................................................ $      0
Dollar amount of cash generated from operations before deducting payments to sponsor $ 25,410
Amount paid to sponsor from operations:
  Property management fees.......................................................... $      0
Partnership management fees:
   Reimbursements................................................................... $      0
   Leasing commissions.............................................................. $      0
   Other (identify and quantify).................................................... $      0
Dollar amount of property sales and refinancing before deducting
 Payments to sponsor:
   Cash............................................................................. $150,000
   Notes............................................................................ $      0
Amount paid to sponsor from property sales and refinancing:
   Real estate commissions.......................................................... $ 29,000
   Incentive fees................................................................... $      0
Other (identify and quantify)....................................................... $      0

                                      B-1